Exhibit 99.3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	MOKO Social Media Limited

ABN	35 111 082 485

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Mark Hauser

Date of last notice	2 December 2014

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest	N/A
(including registered holder)
Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	26 June 2015

No. of securities held prior to change	Unlisted options expiring 30 June 2015:
• 3,000,000, exercise price $0.04
• 1,000,000, exercise price $0.02
• 1,000,000, exercise price $0.03
• 1,000,000, exercise price $0.11

2,000,000 unlisted options (exercise price $0.20, expiry date 31 January 2016)

3,000,000 unlisted options (exercise price $0.19, expiry date 26 November 2016)

Class	Ordinary shares and Unlisted options

Number acquired	1. 4,910,000 ordinary shares

+ See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

Number disposed	2. 1,090,000 unlisted options expiring 30 June 2015

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. $280,000 – payment of unlisted option exercise proceeds

2. $140,000 – proceeds received on sale of unlisted options

No. of securities held after change	4,910,000 ordinary shares

2,000,000 unlisted options (exercise price $0.20, expiry date 31 January 2016)

3,000,000 unlisted options (exercise price $0.19, expiry date 26 November 2016)

Nature of change	Exercise and off-market sale of unlisted options
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder	N/A
(if issued securities)

Date of change	N/A

No. and class of securities to which interest related prior to change	N/A
Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration	N/A
Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change	N/A

+ See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

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